Exhibit (a)(1)

MITSUBISHI UFJ FINANCIAL GROUP AND THE BANK OF TOKYO-MITSUBISHI

UFJ TO OFFER TO ACQUIRE ALL PUBLICLY HELD SHARES OF

UNIONBANCAL CORPORATION FOR $63 PER SHARE IN CASH

Tokyo, August 12, 2008 – Mitsubishi UFJ Financial Group, Inc. (“MUFG”) (NYSE: MTU) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), its wholly owned subsidiary, is offering to acquire all the publicly held common stock of UnionBanCal Corporation (“UNBC”) (NYSE: UB) for $63 per share in cash, which values the company at approximately $8.8 billion. MUFG and its subsidiaries have owned a majority of UNBC since 1996 and today own approximately 65.4% of the outstanding shares. BTMU plans to acquire the shares through a cash tender offer to be commenced on August 18, followed by a second-step merger. Following the merger, UNBC would become a wholly owned indirect subsidiary of MUFG.

The proposed per share price represents an 8.3% premium to yesterday’s closing price and a 24.5% premium to the average closing price over the last thirty days.

Katsunori Nagayasu, President of BTMU said, “Acquiring full ownership will enable MUFG and BTMU to demonstrate an enhanced commitment to the U.S. market and allow greater management flexibility, including for participation in the future consolidation of the U.S. banking market. In addition, it will take UNBC to the next level and enable us to build an integrated corporate governance and unified risk management structure in the United States. We will also be able to create broader opportunities for UNBC executives and employees and enhanced services for UNBC customers.”

On April 26, 2008, MUFG and BTMU proposed to representatives of the independent directors of UNBC that BTMU acquire all publicly held shares of UNBC for $58 per share in cash. The board of directors of UNBC created a special committee of directors who are independent of MUFG and BTMU (the “Special Committee”). The Special Committee hired its own financial and legal advisors. On June 23, 2008, the Special Committee responded to MUFG and BTMU through its advisors, stating that the price MUFG and BTMU proposed did not reflect UNBC’s intrinsic value and that it was not willing to engage in negotiations. The Special Committee has not made any counterproposal.

Although MUFG and BTMU would have preferred to reach an agreement with the Special Committee, MUFG’s and BTMU’s attempts to commence negotiations over the past several months have been unsuccessful. MUFG and BTMU have therefore concluded that the only option that will allow UNBC’s stockholders to receive the benefits of its compelling offer is to make it directly available to them. MUFG and BTMU believe that this offer provides the public stockholders of UNBC with the certainty of receiving full value for their shares at a time when the operating environment for U.S. regional banks, especially those in California, is very challenging.

MUFG and BTMU remain open to negotiations with the Special Committee and its advisors, although the tender offer will not be subject to the Special Committee’s favorable recommendation. In addition to customary conditions, the tender offer will be subject to acceptance by holders of a majority of the UNBC outstanding shares not held by MUFG and BTMU. The offer will not be subject to a financing condition and will not require Japanese or U.S. bank regulatory or antitrust approval.

MUFG and BTMU intend to consummate the second-step merger promptly after the tender offer is completed, assuming that the tender offer results in their ownership of 90% of the outstanding shares of UNBC. MUFG and BTMU have advised UNBC that they have no interest in selling their controlling equity stake in UNBC.

Morgan Stanley is serving as MUFG’s and BTMU’s financial advisor and Sullivan & Cromwell LLP and Mori Hamada & Matsumoto are serving as MUFG’s and BTMU’s U.S. and Japanese legal advisors, respectively, in the transaction.

About MUFG / BTMU

MUFG is one of the world’s leading financial groups, with total assets of more than ¥190 trillion (approximately $1.8 trillion) as of March 31, 2008. MUFG’s services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management and leasing.

The Group’s operating companies include BTMU, Japan’s largest commercial bank, Mitsubishi UFJ Trust and Banking Corporation, Japan’s leading trust bank, and Mitsubishi UFJ Securities, one of Japan’s largest securities firms.

BTMU is Japan’s leading bank with around 660 branches and offices, over 400,000 corporate customers, and around 40 million individual customers. BTMU also has the largest overseas network of any Japanese bank, comprising offices and subsidiaries in more than 40 countries worldwide. BTMU’s global network includes Union Bank of California, which is a wholly owned subsidiary of UNBC and is one of the 25 largest banks in the United States with over 300 branches and assets in excess of $60 billion.

For more information about MUFG, please visit www.mufg.jp/english/About.

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For more information, please contact:

George Sard/Jim Barron/Kara Findlay/Nicole Tolmie

212-687-8080

ntolmie@sardverb.com

Important Information

Neither MUFG nor BTMU has commenced the tender offer to which this communication relates. Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Anyone may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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